SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant     [  ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

United Road Services, Inc.

Name of Person(s) Filing Proxy Statement:

URSI Independent Shareholders Committee

Payment of Filing Fee (check the appropriate box)

[ ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
14a-6(j)(2).

[X ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

First released to shareholders     April [___]     , 2000

Revised Preliminary Proxy Statement

URSI Independent Shareholders Committee
P.O. Box 60243
Nashville, TN  37206

(800)     365-3304       telephone
(615)227-4351 fax

Independent Shareholder Proxy Solicitation
for 2000 Annual Meeting of
United Road Services, Inc.
May          22    , 2000 (estimated date)

     The URSI Independent Shareholders Committee ("Committee") furnishes this proxy statement in connection with its solicitation of proxies for the annual meeting of shareholders of United Road Services, Inc. ("URSI" or "Company"). Proxies solicited with this proxy statement will be used for the following purposes:

     1.  To elect independent candidates, Richard C. Knapp, Donna
J. Bookout-Coe and Howard C. Nolan, Jr. as directors to serve three-year terms expiring in 2003; and

     2. To vote upon a shareholder proposal to amend the corporate bylaws to give equal access to the Company's proxy card and proxy statement for all duly nominated candidates for director.

   This proxy solicitation is for the next annual meeting of shareholders at which directors will be elected. Management has not yet announced the date, time, or place of the meeting. This information will be included in the upcoming proxy statement issued by management for the annual meeting.

This proxy statement has no relation to the special shareholder meeting which management has announced for May 4, 2000. At that meeting, management will ask shareholders to approve an amendment to the URSI Certificate of Incorporation to effect a reverse stock split. We are not soliciting either for or against that proposal, for which you will receive a separate proxy card from management.

We urge shareholders to vote FOR Knapp, Bookout-Coe, and Nolan as directors, and FOR the Committee's shareholder proposal, by
completing the enclosed green proxy card.      Please complete,
date, and sign the         green proxy card and mail it in the
envelope provided. The participants in this solicitation consist of the Committee and its members (these three nominees and PACE International Union).<FN1>




<FN1>
---------------------------
Collectively the Committee's stock comprises less than 1% of the
outstanding stock.      All share percentage, amount, and price
information cited herein is based upon information available as of the date of this proxy statement, without taking into account any results of the reverse stock split proposed by management for the special shareholder meeting scheduled for May 4, 2000.

I.  KNAPP, NOLAN AND BOOKOUT-COE FOR DIRECTOR

This year there are three candidates who will bring independent-voices to our Company's Board of Directors. Richard C. Knapp, Donna J. Bookout-Coe, and Howard C. Nolan, Jr. have not been nominated by the incumbent board, but by independent shareholders. Their candidacies give shareholders an opportunity to vote for candidates who are not allied with management.

URSI's performance has been marred by a series of misfortunes in the last year. These include a sharp drop in the value of the
Company's shares,         net losses, turnover in upper
management, and violations of URSI's credit facility. The value of the Company's stock has dropped precipitously, from $19.50 a share in February 1999 to as low as $1.00 in December 1999. The
Company reported a net loss of    $29.7     million for
the            year ended December 31, 1999     (a loss of
   1.75     per share).

   The staff of the NASDAQ Stock Market informed management last August that continued failure of URSI to maintain a minimum bid price of at least $5.00 would result in the company being delisted from the NASDAQ National Market. The NASDAQ staff informed management in February that URSI must show a closing bid price of at least $5.00 by May 5, 2000 in order to remain eligible for listing. In its proxy for the special shareholder meeting, management stated that it believes that its proposal for a reverse stock split will enable URSI to meet this minimum $5.00 bid price requirement, but that it cannot assure shareholders of this.

As of September 30, 1999,    moreover,     URSI was in violation
of various covenants in its credit facility related to Company performance. At that time, URSI had reclassified $50.7 million outstanding under the credit facility as a current liability in the Company's balance sheet.<FN2>

Company CEO Edward Sheehan was terminated in June 1999, and President and Chief Operating Officer Allan Pass "departed" the Company in January 2000. Donald Moorehead, Jr., appointed acting Chairman in the wake of Sheehan's termination, resigned from the Board last October.

<FN2>
---------------------------
The company announced in November 1999 that it had secured a temporary waiver of these defaults through February 29, 2000.
   As of the date of this proxy, URSI had             not yet
announced the results of any negotiations with its bankers concerning any amendment to the credit facility or additional waivers of these defaults.

The Company's disappointing performance has been caused by many factors. Management attributed the third quarter loss to various factors including weaknesses in towing and recovery margins,
           increased     operating costs,    certain special
charges, and a write-off of goodwill and assets.

We also believe the inexperience of senior management may have contributed to URSI's poor performance. Before the departures of Sheehan and Pass, the company admitted that senior management had "no prior experience in towing, recovery and transport services," and that "such senior management may not be able to conduct the Company's operations profitably, effectively integrate the operations of acquired companies or hire and retain personnel with relevant experience." (URSI Form 10K filed 3/31/99.)

Although the appointment of former Ryder Systems executive Gerald Riordan as the new CEO in October appears to be an encouraging development, we believe more needs to be done. Except for the appointment of Riordan and the departures of Sheehan and Moorehead, the incumbent Board is made up of the same directors who presided over the Company's decline. Shareholders can register their dissatisfaction with the Company's recent performance by electing independent candidates to the Board.

  A.  INFORMATION ON THE INDEPENDENT NOMINEES

1.  RICHARD C. KNAPP

Mr. Knapp is an independent management consultant, and has assisted businesses in road transportation and other industries with strategic planning and human resources since 1990. His business address is 440 E. Congress, Detroit, MI 48226. His residence address is 15425 Cedarwood Lane, Condo 201, Naples, FL 34110. He is 76 years of age and is a beneficial owner of 500 shares of URSI common stock (date of purchase: 3/10/00).

Mr. Knapp was Group Head for the Automotive Group of Leaseway Transportation Corp., a national motor freight and automobile transportation company based in Beachwood, Ohio, from 1980 until 1983. Mr. Knapp served in various capacities at Leaseway for more than 30 years, including Executive Vice President for the Automotive Group from 1981-83, and Vice President for Automotive Markets after 1983. As Executive Vice President for the Automotive Group, he served as Chairman of Anchor Motor Freight, the company's auto transport subsidiary, and as an officer and director of various other subsidiaries. Mr. Knapp retired from Leaseway in 1987. During Mr. Knapp's years as an officer of Leaseway, the company was one of the largest automobile carriers in the United States, serving auto manufacturers such as General Motors, Ford, and Chrysler.


Mr. Knapp was a member of the Board of Directors of Hadley Auto Transport, an automobile carrier based in Richmond, California, from 1974 until 1992. Hadley is an auto carrier for Ford and
other manufacturers. From            1990 until 1994,
Mr. Knapp also served as Vice President of Joncon Inc.    Joncon
was based in Detroit, Michigan and operated automobile unloading railway sites.

Mr. Knapp was Chairman of the Board of the National Automobile Transporters Association from 1987-89. He has also been an employer trustee for the American Maritime Officers District 2A Pension Plan since 1993. He has been the Chairman of the plan's Board of Trustees since 1996.

2.  DONNA J. BOOKOUT-COE

Donna Bookout-Coe is the president and owner of Coe Consulting, which offers a full range of business and management consulting services for auto towing and other industries. She has been president and principal of this firm since October 1991.

From May 1978 until October 1991, Ms. Bookout-Coe was the president, general manager, and owner of Highland Towing & Salvage Pool Service, Inc. in Bakersfield, California. Highland Towing was a full-service towing and insurance auto salvage auction company. Ms. Bookout-Coe sold this business in 1991.

Ms. Bookout-Coe was President of the California Tow Truck Association from 1987-89, and Vice President of the Towing and Recovery Association of America from 1990-97. She was named to the International Towing and Recovery Hall of Fame in 1993, as TRAA Tow Woman of the Year in 1992, and as California Tow Truck Association Member of the Year in 1987. She has published numerous articles concerning the towing industry in national publications, including Tow Times, American Towman, and National Towing News. She published a regular column in Tow Times magazine, "Making a Difference," from 1996 through 1998.

From February 1997 through October 1999, Ms. Bookout-Coe served in various capacities at RoadOne, Inc., a division of Miller Industries. Road One is a national consolidated auto towing and transport company. Ms. Bookout-Coe served as Regional Human Resources Manager for the Western Region of RoadOne from February 1997 until May 1999, and as a national instructional designer and trainer in the RoadOne's Education Department from May 1999 until October 1999.

Ms. Bookout-Coe has been a guest lecturer at the Stanford
University Graduate School of Business since 1995. She is 58 years of age and is a beneficial owner of 100 shares of URSI common stock (date of purchase: 3/3/00).

3.  HOWARD C. NOLAN, JR.

Howard Nolan is an attorney and real estate developer. He is of counsel to the law firm of Cooper, Erving, Savage, Nolan & Heller, L.L.P. in Albany, New York. Mr. Nolan was a senior partner of this firm and its predecessors from 1963 until 1998. He retired as a senior partner in December 1998.

Mr. Nolan is also a general partner of Delaware Plaza Associates, L.L.C. and of Plattsburgh Associates, L.L.C. These businesses are engaged in real estate development and management.

Mr. Nolan is the personal representative of the State Comptroller to the State of New York Mortgage Agency (SONYMA) Board of
Trustees. From 1975-94, Mr. Nolan was a New York State Senator, representing the 42nd District. He was a member of the board of directors of First American Bank of New York from 1980-90.

Mr. Nolan is currently the President and a member of the Board of Directors of the New York Thoroughbred Breeders, Inc., a member of the New York State Thoroughbred Breeding and Development Fund Board, and a member of the Board of Directors of Breeders' Cup, Ltd. of Lexington, Kentucky. Mr. Nolan is the sole proprietor of Blue Sky Farm, L.L.C., a thoroughbred breeding and racing enterprise. He is 67 years of age and is a beneficial owner of 200 shares of URSI common stock (date of purchase: 3/8/00).

           B.       ANALYSIS

We believe these three candidates will bring an enormous wealth of experience to the URSI Board of Directors. Mr. Knapp has years of experience in the automobile transporting industry, both as a former Chairman of one of the nation's largest auto carriers and as a leader in the industry. Ms. Bookout-Coe has had years of experience in the auto towing and recovery industries, as an owner and operator of a towing business, as a consultant and writer, as a leader in industry trade associations, and as a human resources manager in a national towing and transport corporation.

Mr. Nolan's background, as a successful businessman and as a legislative leader, will bring a unique perspective to the Board.
In particular, his past experience in the state legislature will benefit our Company as it continues to serve its numerous customers in the public sector.

These nominees have no arrangements or understandings with any person or organization concerning their nominations to the Board, nor any transactions with the Company.

We urge shareholders to vote for Knapp, Bookout-Coe, and Nolan as directors of the Company.

II.  THE PROPOSAL FOR EQUAL ACCESS TO THE BALLOT

Shareholders are also being given an opportunity this year to vote on a change to the corporate bylaws which would grant equal access to the Company's proxy statement and proxy card for all duly nominated candidates to the Board. The text of this proposal, which the Committee will offer as a binding bylaws amendment at the annual meeting, provides:

"RESOLVED, that Article II, Section 2.12 of the Company's Bylaws be added to provide:

Section 2.12. Equal Access to Proxy Statement and Proxy Card. Management's proxy statement shall contain the same types and amounts of information about each duly nominated candidate for director. Any and all proxy solicitation materials paid for by the Corporation, including oral solicitations, shall contain the same types and amounts of information about each duly nominated candidate for director. Duly-nominated candidate for director' means any person who has been nominated as a candidate for director of the Corporation in accordance with the provisions of these Bylaws or the Certificate of Incorporation applicable to nomination of candidates for director, without regard to whether the person has been nominated by, or has been endorsed or approved by, the Board of Directors or any committee of the Board, or whether the person has been nominated by a stockholder."

Under the current procedure, only management's candidates are listed in the Company's proxy statement and card, even though the shareholders pay all of the expenses for management's proxy. We think this is fundamentally unfair.

Under this proposal, management would be required to include in its proxy statement and card the same types and amounts of information for all candidates who have been duly nominated under the Company's bylaws. Candidates nominated by the incumbent
Board and candidates nominated by shareholders would have equal access to the Company's proxy. We believe this would be an important advance in corporate democracy.

We urge shareholders to vote FOR this proposal.    It is not
known whether management's card will include this proposal, but the enclosed card allows you to vote on the proposal.

III. THE INCUMBENT DIRECTORS AND THE ROLE OF CHARTERHOUSE GROUP

The directors whose terms expire this year are Robert L. Berner, III, a managing director of Charterhouse Group International, and Grace M. Hawkins, president of a publishing company specializing in marketing for the transportation industry. There is a third vacancy for a seat which expires this year, created by the resignation of Mr. Moorehead. The incumbent Board has not announced whom it will nominate for these three seats.

Mr. Berner is one of three representatives of Charterhouse
Group on the URSI Board of Directors. Charterhouse is a venture capital firm based in New York City. The other two Charterhouse representatives, Merril M. Halpern and Michael S. Pfeffer, are serving terms expiring in 2001 and 2002, respectively. Charterhouse gained the right to require the Board to nominate these directors pursuant to an Investor's Agreement between URSI and Charterhouse dated November 19, 1998.

Although a Charterhouse affiliate reports beneficial ownership of
           23.2%     of the Company's stock, this stake consists
entirely of shares issuable only upon conversion of $75 million in subordinated debentures by exercise of an option to acquire at $15 per share, far above the recent market price. Thus Charterhouse's interest in the Company is essentially that of a bondholder. We believe Charterhouse's right to have three candidates nominated represents an undue amount of influence garnered from its role as a lender.

Although the agreement with Charterhouse gives it the right to have three candidates nominated, shareholders are not required to elect them. We urge shareholders to vote instead for Knapp, Bookout-Coe and Nolan.

IV.  VOTING PROCEDURES AND VOTING RIGHTS

The Board of Directors has not yet announced the date, time or place of the shareholders meeting for 2000, nor the record date for determining eligibility to vote. Only holders of record of common stock as of the record date will be entitled to vote. This information will be contained in management's upcoming proxy statement. Each holder of record of common stock on the record date is entitled to one vote for each share on every matter submitted to the meeting.

Under the Company's bylaws, election of a director requires the affirmative vote of a plurality of the shares represented at the meeting. With respect to other matters submitted to a vote, approval requires the affirmative vote of a majority of the shares represented at the meeting.

A shareholder who executes the enclosed proxy may revoke it any time before it is counted at the meeting. Any proxy may be revoked by executing a later-dated proxy, by voting in person at the meeting, or by delivering to the proxy holder or the Company's Secretary written notice of revocation prior to the date of the meeting. The Company's offices are at United Road Services, Inc., 17 Computer Drive West, Albany, NY 12205; telephone 888-730-7797; fax (518)446-0676.

If you do not specifically instruct us otherwise, your shares will be voted FOR Knapp, Bookout-Coe and Nolan for election as directors, and FOR the shareholder resolution. The Committee knows of no other business to be presented to the meeting, but if other matters do properly come before the meeting, your shares will not be voted thereon: the Committee seeks no discretionary voting authority. If the Committee's nominees are elected, there can be no assurance that management's nominees will agree to serve alongside the Committee's nominees; however, none have indicated any intent to not serve.

We will keep all cards we receive confidential until the meeting, at which point they must be presented to the Company's tabulator in order to be counted.

According to URSI's 1999 proxy statement, a quorum will consist of a majority of the outstanding shares entitled to vote at the annual meeting and represented in person or by proxy. Shares represented by proxies which are marked "abstain" on any matter will be treated as shares present and entitled to vote, which will have the same effect as voting against such matter. Broker non-votes will not be counted as part of the total number of votes cast and thus will not affect the determination of the outcome of the vote on any matter to be decided at the meeting.
As of            March 22, 2000    , there were    17,851,649
shares of URSI common stock issued and outstanding. We intend to send these proxy materials to all shareholders.

V.  INFORMATION CONCERNING THIS SOLICITATION

The participants in this solicitation are the URSI Independent Shareholders Committee and its members. The Committee is an unincorporated association of holders of URSI common stock. Its members currently are the three independent nominees, and PACE International Union ("PACE"). PACE owns 600 shares beneficially (date of purchase: 6/28/1999) and another 50 shares beneficially and of record (date of purchase: 1/26/2000). PACE is a labor organization representing approximately 320,000 employees in the paper, chemical, energy, and other industries throughout the U.S. and Canada. PACE does not represent any employees of URSI, and does not seek to represent any employees of the Company. PACE represents the hourly employees of Cellu Tissue Corporation, at that company's paper mills in Gouverneur, NY and Menominee, MI. Charterhouse is a significant investor in Cellu, and Berner and Halpern are Cellu directors. The National Labor Relations Board General Counsel has issued a complaint against Cellu charging that the company has illegally failed to bargain in good faith with PACE at the Gouverneur facility. The NLRB has not yet issued a decision in this case.

The Committee expects to solicit proxies by mail, telephone, e-mail, fax, and/or personal interviews. The Committee will also request brokers, custodians, or other nominees to forward solicitation materials to beneficial owners of common stock, and such persons will be reimbursed for their out-of-pocket expenses.  PACE will bear the cost of this solicitation.
Regular employees of PACE may solicit proxies, for which they will receive no added compensation. PACE has also engaged Robert Lawrence of Portland, Oregon to solicit on behalf of the
Committee for a fee not to exceed $4,000.     PACE may also
engage Mark Brooks, an attorney in Nashville, Tennessee, to solicit on behalf of the Committee for a fee not to exceed
$1,000.     The Committee does not know the exact cost of
solicitation at this time, but estimates it will be
   $15,000    .  Total expenditures to date have been
approximately          $2,000     .  The Committee and PACE will
not seek reimbursement of solicitation costs from the Company.

VI. SUBMISSION OF SHAREHOLDER PROPOSALS

The deadline for shareholders to submit proposals for inclusion in the Company's proxy statement for the 2001 annual meeting will be contained in management's upcoming proxy statement. The Company's Bylaws also require shareholders wishing to have proposals considered at the 2001 meeting to submit them (along with specified information) to the Company Secretary within a designated time period, generally between 90 and 60 days prior to the meeting. Further details will be contained in management's upcoming proxy statement.

PLEASE PROMPTLY COMPLETE, DATE, AND SIGN THE ENCLOSED GREEN PROXY
CARD AND MAIL IT IN THE ENVELOPE PROVIDED.

If your shares are held in the name of a broker, bank, or nominee, only it can sign a proxy card to vote your shares and only upon receipt of your specific instructions to do so. Accordingly, please contact the person responsible for your account and give him or her the appropriate instructions to execute the GREEN proxy card.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR
SHARES, PLEASE TELEPHONE THE COMMITTEE AT    1-800-365-3304     .

PROXY
SOLICITED BY URSI INDEPENDENT SHAREHOLDERS COMMITTEE
for
ANNUAL MEETING OF URSI SHAREHOLDERS - Est. May          22    ,
2000

FOR USE BY SHAREHOLDERS OF RECORD ONLY; DO NOT USE IF YOU OWN
THROUGH A BROKER, BANK OR OTHER NOMINEE (CONTACT US FOR HELP IN
GETTING A CARD FROM THEM)

     The undersigned shareholder hereby appoints as his proxies
Richard Knapp,          Donna Bookout-Coe and Howard Nolan,
Jr., with full power of substitution, to vote the stock owned by the undersigned at URSI's annual meeting in 2000, and at any adjournments thereof, on the matters set forth in the Proxy Statement. The undersigned hereby directs this proxy be voted in accordance with the instructions herein and grants no discretionary authority. If not marked otherwise, this proxy will be voted FOR the proposal and FOR election of Committee nominees.

I. ELECTION OF DIRECTORS:

A. Independent Committee nominees: Richard Knapp, Donna
Bookout-Coe & Howard Nolan Jr.

[  ] FOR all nominees above except for ________________________

[  ] WITHHOLD from all above nominees

We recommend a vote FOR all above nominees.  However, if you
instead withhold authority from any    nominee     above but
still wish to vote for a full slate of candidates, write below the names of any Company nominees for whom you wish to vote. Refer to the Company's proxy statement for information on Company nominees. There is no assurance Company nominees will agree to serve with Committee nominees if elected.

[  ] For the following Company nominees: ______________

[  ] Withhold from all Company nominees

II. PROPOSAL TO GIVE EQUAL ACCESS TO THE COMPANY'S PROXY CARD AND
PROXY STATEMENT TO ALL DULY-NOMINATED CANDIDATES FOR DIRECTOR

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

PLEASE DATE, SIGN AND PROMPTLY MAIL IN THE SELF-ADDRESSED
ENVELOPE.  PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD
INDICATE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD
SIGN.

SIGNATURE ________________________________   DATE ___________

PRINT NAME ________________________________

ADDRESS _____________________________________________________

___________________      ___________    __________________
ACCOUNT NO./SSN          # OF SHARES    TEL. NO./FAX NO.